Exhibit 97
COMPENSATION RECOUPMENT POLICY

EFFECTIVE OCTOBER 2, 2023

1.0    General

1.1    Astec Industries, Inc. (the “Company”) has adopted this Compensation Recoupment Policy (the “Policy”) in accordance with the applicable listing standards of The Nasdaq Stock Market (“Nasdaq”) and Rule 10D- 1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Policy consists of a Mandatory Policy (as defined and set forth in Section 3.0 hereof) and a Discretionary Policy (as defined and set forth in Section 9.0 hereof).

1.2    Each Executive Officer (as defined herein) shall be required to sign and return to the Company the Acknowledgement Form attached hereto as Appendix B.

1.3    The effective date of this Policy is October 2, 2023 (the “Effective Date”).1

2.0    Definitions

The following words and phrases shall have the following meanings for purposes of this Policy:

2.1    Accounting Restatement. An “Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

2.2    Board. The “Board” means the Board of Directors of the Company.

2.3    Compensation Committee. The “Compensation Committee” means the Compensation Committee of the Board.

2.4    Erroneously Awarded Compensation. “Erroneously Awarded Compensation” is the amount of Incentive- Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total stockholder return (TSR), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was Received; and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

2.5    Executive Officer. The term “Executive Officer” means the Company’s current and former executive officers, as determined in accordance with the definition of executive officer set forth in Rule 10D-1 under the Exchange Act and the relevant Nasdaq listing standards. Executive Officers include the officers identified as executive officers by the Company in the Company’s filings with the SEC pursuant to Item 401(b) of Regulation S-K and the officers required to file reports under Section 16 of the Exchange Act.

2.6    Financial Reporting Measure. A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Stock price and TSR (and any measures that are derived wholly or in part from stock price or TSR) are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

2.7    Incentive-Based Compensation. The term “Incentive-Based Compensation” means any compensation (whether cash- or equity-based) that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Please refer to Appendix A to this Policy for a list of examples of Incentive-Based Compensation.

2.8    Misconduct. “Misconduct” means any action or inaction by an Executive Officer, former Executive Officer or Other Covered Person that in the sole discretion of the Board or the Committee constitutes fraud, theft, misappropriation, embezzlement, dishonesty, dereliction of duty, or other misconduct, in each cash that (i)     is to the material detriment of the Company and (ii) is of a nature or effect that in the sole discretion of the Board or the Compensation Committee justifies the recoupment of compensation under this Policy.

1 A listed company must recover all erroneously awarded incentive-based compensation that is Received on or after the effective date of the applicable listing standard.

2.9    Received. Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, Incentive-Based Compensation that is subject both to one or more Financial Reporting Measures and to a service-based vesting condition shall be considered to be “Received” when the relevant Financial Reporting Measures are achieved, even if the Incentive-Based Compensation continues to be subject to the service-based vesting condition.

2.10    SEC. “SEC” means the United States Securities and Exchange Commission.

2.11    Service-Based Compensation. “Service-Based Compensation” means any compensation (whether cash- or equity-based) that is granted, earned, or vested based wholly upon the satisfaction of time- or service- based requirements. For the avoidance of doubt, Service-Based Compensation shall not include Incentive- Based Compensation, base salary or hourly wages.

3.0    Mandatory Recoupment Policy

3.1    The policy described in this Section 3.0 is referred to herein as the “Mandatory Policy.” The Mandatory Policy is adopted in accordance with, and is intended to comply with, the applicable listing standards of Nasdaq and Rule 10D-1 under the Exchange Act, which require listed companies to adopt and comply with a compensation recoupment (“clawback”) policy.

3.2    In the event that the Company is required to prepare an Accounting Restatement, the Company will recover reasonably promptly the amount of all Erroneously Awarded Compensation that has been Received by a person:

i.    After beginning service as an Executive Officer;

ii.    Who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation;

iii.    While the Company has a class of securities listed on Nasdaq; and

iv.    During the three completed fiscal years immediately preceding the date that the Company is required to prepare the Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. For purposes of this Mandatory Policy, a transition period between the last day of the Company’s previous fiscal year and the first day of its new fiscal year that comprises a period of nine to twelve months would be deemed a completed fiscal year.

3.3    Notwithstanding the foregoing, this Mandatory Policy shall only apply to Incentive-Based Compensation Received on or after the Effective Date.

3.4    The Company’s obligation to recover Erroneously Awarded Compensation pursuant to this Mandatory Policy is not dependent on when the restated financial statements are filed.

3.5    For purposes of determining the relevant recovery period under this Mandatory Policy, the date that the Company is required to prepare an Accounting Restatement is the earliest to occur of:

i.    the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or

ii.    the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

4.0    Certain Exceptions

4.1    The Company must recover Erroneously Awarded Compensation in compliance with the Mandatory Policy except to the extent that the conditions of paragraphs (i), (ii) or (iii) in this Section 4.1 are met, and the Compensation Committee, or in the absence of such a committee, a majority of the independent directors serving on the Board, has determined that recovery would be impracticable.

i.    The direct expense paid to a third party to assist in enforcing the Mandatory Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.

ii.    Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impractical to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and must provide such opinion to Nasdaq.

iii.    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5.0    No Indemnification

5.1    The Company shall not indemnify any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Compensation pursuant to the Mandatory Policy. Similarly, the Company shall not adopt or enter into any plan or agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to an Executive Officer or former Executive Officer from the application of the Mandatory Policy. The Mandatory Policy shall supersede any such plan or agreement, whether entered into before, on or after the Effective Date of this Policy.

6.0    Public Disclosures

6.1    The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable SEC filings.

7.0    Application of Mandatory Policy to Other Persons2

7.1    In addition to the Executive Officers and former Executive Officers, the Mandatory Policy shall apply to any other employee of the Company or its subsidiaries designated by the Compensation Committee or the Board as a person covered by this Policy by notice to the employee (each, an “Other Covered Person”).

7.2    Unless otherwise determined by the Compensation Committee or the Board, the Mandatory Policy shall apply to an Other Covered Person as if such individual was an Executive Officer during the relevant periods described in Section 3.0.

7.3    The Compensation Committee or the Board may, in its discretion, limit recovery of Erroneously Awarded Compensation from an Other Covered Person to situations in which an Accounting Restatement was caused or contributed to by the Other Covered Person’s fraud, willful misconduct or gross negligence.

7.4    In addition, the Compensation Committee or the Board shall have discretion as to (i) whether to seek to recover Erroneously Awarded Compensation from an Other Covered Person, (ii) the amount of the Erroneously Awarded Compensation to be recovered from an Other Covered Person, and (iii) the method of recovering any such Erroneously Awarded Compensation from an Other Covered Person. In exercising such discretion, the Compensation Committee or the Board may take into account such considerations as it deems appropriate, including whether the Other Covered Person engaged in Misconduct and whether the assertion of a claim may violate applicable law or prejudice the interests of the Company in any related proceeding or investigation.

8.0    Application of Mandatory Policy to Service-Based Equity Awards3

8.1    If the requirement to recover Erroneously Awarded Compensation is triggered under the Mandatory Policy, then in addition to the Erroneously Awarded Compensation to be recovered under the Mandatory Policy, the Compensation Committee or the Board may, to the extent it deems appropriate under the circumstances, recover from the Executive Officers, former Executive Officers, or Other Covered Persons all or a portion of the equity awards that constitute Service-Based Compensation (each, a “Service-Based Equity Award”) that were granted, vested, exercised, or paid to such persons during the relevant periods described in Subsection 3.2.

8.2    The Compensation Committee or the Board shall have discretion as to (i) whether to seek to recover Service-Based Equity Awards from the Executive Officers, former Executive Officers, or Other Covered Persons, (ii) the amount of the
2 This Section 7.0 goes beyond the clawback requirements mandated by the Nasdaq listing standards and can be excluded if the Committee wishes. It provides the Company the flexibility to apply the Mandatory Policy to additional people but retain discretion as to the application of the policy to those additional people.

3 This Section 8.0 goes beyond the clawback requirements mandated by the Nasdaq listing standards and can be excluded if the Committee wishes. It provides the Company the flexibility recover service-based equity awards (in addition to erroneously awarded incentive-based compensation) in the event of an Accounting Restatement. This is intended to allow the Company to receive points under ISS’s Equity Plan Scorecard, as ISS has indicated that a company’s restatement-based clawback policy should authorize recovery of both time- and performance- based equity awards.

Service-Based Equity Awards to be recovered, and (iii) the method of recovering any such Service-Based Equity Award. In exercising such discretion, the Compensation Committee or the Board may take into account such considerations as it deems appropriate, including whether the Executive Officer, former Executive Officer, or Other Covered Person engaged in Misconduct and whether the assertion of a claim may violate applicable law or prejudice the interests of the Company in any related proceeding or investigation.

9.0    Discretionary Recoupment Policy4

9.1    The policy described in this Section 9.0 is referred to herein as the “Discretionary Policy.” The Discretionary Policy is in addition to the Mandatory Policy and shall not limit the Mandatory Policy in any manner.

9.2    The Compensation Committee may, to the extent it deems appropriate under the circumstances, recover from an Executive Officer or an Other Covered Person any Incentive Compensation or Service-Based Compensation that has been awarded to or received by such person, if the Compensation Committee determines that such person engaged in Misconduct.

9.3    The compensation recoverable under this Discretionary Policy will be based on the Board’s or the Committee’s determination of the harm caused by the individual’s Misconduct and the compensation awarded to or received by the individual that had a vesting or performance period during which the Misconduct took place.

9.4    The Compensation Committee shall have discretion as to (i) whether to seek to recover compensation under this Discretionary Policy, (ii) the amount of the compensation to be recovered under this Discretionary Policy, and (iii) the method of recovering any compensation under this Discretionary Policy. In exercising such discretion, the Compensation Committee may take into account such considerations as it deems appropriate, including whether the assertion of a claim may violate applicable law or prejudice the interests of the Company in any related proceeding or investigation.

10.0    Interpretation; Enforcement

10.1    The Compensation Committee shall have full authority to interpret and enforce this Policy to the fullest extent permitted by law.

10.2    The Compensation Committee shall determine, in its sole discretion, the appropriate means to seek recovery of any Erroneously Awarded Compensation, which may include, without limitation: (i) requiring cash reimbursement; (ii) seeking recovery or forfeiture of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (iii) offsetting the amount to be recouped from any compensation otherwise owed by the Company to the Executive Officer; (iv) canceling outstanding vested or unvested equity awards; or (v) taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee.

10.3    The Compensation Committee shall determine the repayment schedule for any Erroneously Awarded Compensation in a manner that complies with the “reasonably promptly” requirement set forth in Section 3.2 hereof. Such determination shall be consistent with any applicable legal guidance, by the SEC, judicial opinion or otherwise. The determination with respect to “reasonably promptly” recovery may vary from case to case and the Compensation Committee is authorized to adopt additional rules to further describe what repayment schedules satisfies this requirement.

10.4    To the extent an Executive Officer, former Executive Officer or Other Covered Person refuses to pay to the Company any Erroneously Awarded Compensation or other applicable amounts, the Company shall have the right to sue for repayment or, to the extent legally permitted, to enforce such person’s obligation to make payment by withholding unpaid or future compensation.

10.5    Any determination by the Compensation Committee or the Board with respect to this Policy shall be final, conclusive, and binding on all interested parties.

11.0    Non-Exclusivity

11.1    Nothing in this Policy shall be viewed as limiting the right of the Company or the Compensation Committee to pursue recoupment under or as provided by the Company’s plans, awards, policies or agreements or the applicable provisions of any law, rule or regulation (including, without limitation, Section 304 of the Sarbanes-Oxley Act of 2002).
4 This Section 9.0 goes beyond the clawback requirements mandated by the Nasdaq listing standards and can be excluded if the Committee wishes. It provides the Company the flexibility to recover compensation where an Accounting Restatement has not occurred but the misconduct of an executive or other designated person causes material harm to the Company. This would align with recent DOJ guidance on providing “credit” to companies that claw back compensation from employees involved in misconduct in certain circumstances. Note that while adopting a discretionary misconduct policy of this nature is not required, we believe a majority of companies will choose to do so.

11.2    If the requirement to recover Erroneously Awarded Compensation is triggered under the Mandatory Policy, then, in the event of any actual or alleged conflict between the provisions of the Mandatory Policy and the Discretionary Policy or a similar clause or provision in any of the Company’s plans, awards, policies or agreements, the Mandatory Policy shall be controlling and determinative; provided that, if the Discretionary Policy or such other plan, award, policy or agreement provides that a greater amount of compensation shall be subject to clawback, the provisions of the Discretionary Policy or such other plan, award, policy or agreement shall apply to the amount in excess of the amount subject to clawback under the Mandatory Policy.

12.0    Amendment

12.1    The Compensation Committee may amend this Policy, provided that any such amendment does not cause the Mandatory Policy to violate applicable listing standards of Nasdaq or Rule 10D-1 under the Exchange Act.

APPENDIX A

Examples of Incentive-Based Compensation

Examples of compensation that constitutes Incentive-Based Compensation for purposes of this Policy include, but are not limited to, the following:

•Non-equity incentive plan awards earned based wholly or in part on satisfying a Financial Reporting Measure performance goal.

•Bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal.

•Other cash awards based wholly or in part on satisfying a Financial Reporting Measure performance goal.

•Equity-based awards (e.g., restricted stock, restricted stock units, performance share units, stock options, and stock appreciation rights) that are granted or become vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.

•Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.

Examples of compensation that does not constitute Incentive-Based Compensation for purposes of this Policy include the following:

•Salaries or salary increases for which the increase is not contingent upon the attainment of a Financial Reporting Measure performance goal.

•Bonuses paid solely at the discretion of the Compensation Committee or Board that are not paid from a bonus pool, the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal.

•Bonuses paid solely upon satisfying one or more subjective standards (e.g., demonstrated leadership) and/or completion of a specified employment period.

•Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures (e.g., consummating a merger or divestiture) or operational measures (e.g., opening a specified number of business locations, completion of a project, or increase in market share).

•Equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment period and/or attaining one or more non-Financial Reporting Measures.

APPENDIX B

ASTEC INDUSTRIES, INC.

ACKNOWLEDGEMENT OF INCENTIVE COMPENSATION RECOVERY POLICY

By my signature below, I acknowledge and agree that:

•I have read and received the Astec Industries, Inc. Compensation Recoupment Policy (the “Policy”) and am fully bound by and subject to the terms of the Policy; and

•I will abide by all of the terms of the Policy during and after my employment with the Company, including, without limitation, by promptly repaying or returning to the Company any Erroneously Awarded Compensation (as defined in the Policy) to the extent required by, and in a manner consistent with, the Policy.

Signature:

Name (printed):

Date: